June 16, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Martin James, Senior Assistant Chief Accountant
Kaitlin Tillan, Assistant Chief Accountant

Re:	GoPro, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36514

Ladies and Gentlemen:
GoPro, Inc. (the “Company”, “we” or “us”), in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on June 2, 2016 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-36514) filed with the Commission on February 29, 2016 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 8. Financial Statements
Note 2. Summary of Significant Accounting Policies
Point of purchase (POP) displays, page 58

1.
We note from your response to comment 3 that you classify the cash outflows of POP displays as operating activities and not investing activities. Please explain to us how you considered ASC 230-10-45-13(c).

We advise the Staff that we considered ASC 230-10-45-13(c) and note that payments to acquire property, plant, and equipment (“PP&E”) and other productive assets are to be considered cash outflows for investing activities. The Company believes that the nature of the cash outflows related to the purchase of POP displays is more akin to a deferred advertising expense, which is an operating cash flow, rather than the purchase of PP&E or other productive assets. As a result, we do not classify the cost of POP displays as an element of PP&E on our consolidated balance sheet. The fact that the cost of POP displays are deferred and expensed over time does not change the nature of the related cash outflow to an investing activity.
Furthermore, we believe an analogy can be drawn to the cash flow classification for the costs of planned major maintenance for certain aircraft, ocean vessels, or oil and gas barges. GAAP permits two alternative

United States Securities and Exchange Commission
Division of Corporation Finance
June 16, 2016

accounting methods for these costs: direct expensing and capitalization, and we understand the Staff has issued comments that the nature of the cash outflows for major maintenance is operating in nature, irrespective of whether the costs are directly expensed or capitalized and amortized into expense over time. Thus, based on our usage of the POP displays, we believe that the cash payments associated with our POP displays are appropriately classified as cash flows from operations in a similar manner that cash payments for major maintenance on certain assets have been found to be operating in nature, notwithstanding that the costs of the asset are amortized over time.

Note 8. Income Taxes
Uncertain income tax positions, page 73

2.
The revised disclosure included in your response to comment 4 addresses the nature of the events that could occur in the next 12 months, but it does not appear to address the requirement of ASC 740-10-50-15(d)(1) for disclosure of the nature of the uncertain tax position. Please revise your disclosure in future filings. Also refer to ASC 740-10-55-217.

We acknowledge the Staff’s comment and we will provide these additional disclosures in future filings beginning with our Form 10-Q for the quarter ended June 30, 2016. Using the disclosure in Note 9 on pages 15 and 16 of our Form 10-Q for the quarter ended March 31, 2016 as an example, the following is an illustration of future proposed disclosures (proposed new disclosures shown in underlined and bolded text), updated from our previous response:
The Company is currently under examination by the Internal Revenue Service for the 2012 through 2014 tax years and California Franchise Tax Board for the 2011 and 2012 tax years. At this time, the Company is not able to estimate the potential impact that the examination may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility it may have a material negative impact on the Company's results of operations. At March 31, 2016 and December 31, 2015, the Company’s gross unrecognized tax benefits was $45.4 million and $36.3 million, respectively. If recognized, $31.1 million of these unrecognized tax benefits (net of federal benefit) at March 31, 2016 would be recorded as a reduction of future income tax provision. These unrecognized tax benefits relate primarily to unresolved matters with taxing authorities regarding the Company’s transfer pricing positions and tax positions based on the Company’s interpretation of certain U.S. trial and appellate court decisions, which remain subject to appeal and therefore could be overturned in future periods. The Company’s existing tax positions will continue to generate an increase in unrecognized tax benefits in subsequent periods. Management believes events that could occur in the next 12 months and cause a material change in unrecognized tax benefits include, but are not limited to, the completion of examinations by the U.S. or foreign taxing authorities and the expiration of statute of limitations on the Company's tax returns. Although the completion, settlement and closure of any audits is uncertain, it is reasonably possible that the total amount of unrecognized tax benefits will materially increase within the next 12 months. However, given the number of years remaining that are subject to examination, the range of the reasonably possible change cannot be estimated reliably.

Note 10. Commitments, Contingencies and Guarantees
Product warranty, page 75

3.
In your response to comment 6 you told us that warranty costs increased in 2015 due, in part, to significant revenue growth in the fourth quarter of 2014. Please explain to us why the warranty costs attributable to 2014 revenue increased warranty expenses in 2015. In addition, please clarify for us why warranty costs as a percentage of revenue increased in the first quarter of 2015 when compared to the preceding quarter.

United States Securities and Exchange Commission
Division of Corporation Finance
June 16, 2016

We advise the Staff that the warranty costs attributable to 2014 revenue did not result in increased warranty expenses in 2015. In clarification of our earlier response to comment 6, the $15.1 million increase in warranty costs to $25.4 million in 2015 from $10.3 million in 2014 was primarily attributable to higher total revenues in 2015, reflecting a growth trend that began in the fourth quarter of 2014 and continued through the first three quarters of 2015, which was driven by the launch of our HERO4 capture devices in late 2014.
In addition, in 2014, certain camera inventory used for intra-period “settlements of warranty claims” was netted against amounts presented as “charged to cost of revenue” in Note 10 to our consolidated financial statements. Beginning with the first quarter of 2015, intra-period warranty activity for 2015 was bifurcated and disclosed between these two line items in the notes to our quarterly and annual financial statements. These reporting refinements represented approximately $3 million of the increased warranty costs charged to cost of revenue disclosed in Note 10. Warranty costs as a percentage of revenue in the first quarter of 2015, absent the aforementioned reporting refinement, were approximately flat as compared to the preceding quarter. We concluded the reporting refinement was immaterial to our consolidated financial statements and therefore 2014 warranty amounts were not reclassified to conform to the 2015 presentation in our Form 10-K.

* * * * * * * * * * *

United States Securities and Exchange Commission
Division of Corporation Finance
June 16, 2016

In connection with our response we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Your comments or our changes to our disclosures in response to your letter do not foreclose the SEC from taking any action with respect to our filings; and

•	We will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 436-4172.

Sincerely,

/s/ Brian McGee
Brian McGee
Chief Financial Officer

cc:	Sharon Zezima, General Counsel
GoPro, Inc.

Dawn Belt
Fenwick & West LLP